Exhibit 99.1

Alpha Tau Medical Receives Japanese Marketing Approval for Alpha DaRT® in Unresectable Locally
Advanced or Locally Recurrent Head and Neck Cancer

- Approval establishes first clinical authorization outside Israel and initiates post-market surveillance program -

- First-in-kind technology delivers intra-tumoral alpha-emitting radiotherapeutics, reflects strength of clinical data and strong collaboration with Japanese regulators and clinical societies -

JERUSALEM – February 24, 2026 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW (“Alpha Tau”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, today announced that Japan’s Ministry of Health, Labour and Welfare (“MHLW”) has granted regulatory (Shonin) marketing approval for Alpha DaRT for the treatment of unresectable locally advanced or locally recurrent head and neck cancer.

In Japan, the Shonin approval process is the most rigorous pathway for medical devices, conducted after a review and recommendation by Japan’s Pharmaceuticals and Medical Devices Agency (PMDA). This marks the first regulatory approval of the Alpha DaRT platform outside Israel. As part of the approval, Alpha Tau will need to conduct a post-market surveillance (PMS) study enrolling 66 patients in total at five selected leading clinical centers in Japan. The PMS study is intended to further evaluate the safety and clinical performance of Alpha DaRT in real-world clinical settings and to generate additional real-world clinical evidence in collaboration with Japanese physicians and treatment centers.

“Receiving Shonin approval in Japan is a significant milestone for Alpha Tau and for the Alpha DaRT platform,” said Uzi Sofer, Chief Executive Officer of Alpha Tau. “Japan has granted our first marketing approval outside of Israel, and is a country with deep clinical expertise in head and neck oncology. We are grateful to HekaBio for their leadership during this process, and to the six medical societies in Japan who have continually provided their support for the approval and future launch of Alpha DaRT in Japan. Our immediate focus is on working closely with Japanese clinicians to complete the PMS study and to generate high-quality clinical data in patients with unresectable locally advanced or locally recurrent disease. In parallel we anticipate initiating discussions shortly with the MHLW regarding potential reimbursement approaches for Alpha DaRT in Japan. We believe this approval represents an important first step toward broader clinical evaluation of Alpha DaRT, and look forward to discussing with the PMDA further potential clinical studies in Japan evaluating the use of Alpha DaRT in additional tumor types.”

Robert E. Claar, CEO of HekaBio K.K., said, “The Alpha DaRT program has been the primary focus for our team for 7 years, and we’re delighted to reach this Shonin milestone with Alpha Tau Medical for the benefit of patients in Japan. Along the way, we got strong and continuous support from medical professionals, regulators and the government of Japan to enable approval for this breakthrough therapy. An approval in Japan in advance of the US and Europe for a foreign-originated new category medical device is an extremely rare event, and we’re grateful to all of our partners who made this possible. Our team is enthusiastically preparing to launch Alpha DaRT to deliver hope and clinical benefit to patients in Japan.”

Dr. Jun Itami, Director, High-Precision Radiation Therapy Center, Shin-Matsudo Central General Hospital, said, “Through this domestic clinical trial, Alpha DaRT has demonstrated promise, representing a major advance in the fight against cancer. Demonstrating the efficacy of intratumoral alpha-particle radiation therapy, a modality long considered difficult to implement, for patients who have not responded to conventional therapies is a highly meaningful achievement, offering a new treatment option.

By confirming both safety and efficacy in this study, we have opened the door to delivering this therapy in real-world clinical practice, thereby expanding the range of treatment options available to patients. This outcome also provides important insights for future clinical research aimed at broadening indications.

Bringing hope to patients and their families by offering ‘a new treatment option’ is not only clinically valuable but also provides psychological support in the care setting. Alpha DaRT holds the potential to turn that hope into reality.

Further validation and long-term safety evaluation will be necessary, but we are confident that these results represent a major step forward in advancing discussions toward broader clinical application.”

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About HekaBio

HekaBio K.K. is a Japan-based, asset-light, emerging commercial-stage biopharma and MedTech venture. The company in-licenses early, de-risked assets for commercialization in Japan and the Asia-Pacific region. Its portfolio emphasizes breakthrough innovations in oncology and neurodegenerative diseases. Each year, HekaBio reviews more than 200 assets and selects a few high-potential opportunities for onboarding. The company aligns development timelines between the United States and Japan, and leverages strategic partnerships to enhance regulatory, pricing and commercial outcomes. Japan, the world’s third-largest healthcare market, serves as HekaBio’s launchpad for regional expansion. To learn more about HekaBio’s mission and portfolio, visit www.heka.bio

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, including with respect to the post-market surveillance study, discussions with MHLW, potential clinical studies and sales of Alpha DaRT are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

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